UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Enters 10-Year Exclusive Co-brand Agreement with ICBC for Argentina

WILMINGTON, Del.--(BUSINESS WIRE)--October 29, 2019--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced it has signed a 10-year exclusive agreement with Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”) to launch a co-branded credit card in Argentina in partnership with Mastercard Incorporated (“Mastercard”) as Despegar continues to pursue its strategy of further enhancing brand awareness and deepening customer engagement.

“We are very excited about this agreement, which is another step towards the implementation of a loyalty program that we expect to launch in Argentina in 2020. This will follow the roll-out of the loyalty program we are first planning for Brazil. Our goal is to provide our customers a unique experience while at the same time rewarding customer loyalty.” commented Damian Scokin, Chief Executive Officer of Despegar.

“This alliance offers a new experience of financial services combined with digital technology, designed to satisfy the desires and needs of our clients, bringing them closer to their ideal vacations. The agreement sets a new milestone on the road to digital transformation of the bank”, concludes Andrés Lozano, Head of Personal and Business Banking of ICBC Argentina.

“We celebrate this partnership and we are honored to be part of it. From Mastercard, we are sure this is a great opportunity for travelers to have more benefits and access to outstanding digital technologies for their purchases while we continue creating new ways of offering priceless moments and experiences for our clients”, explained Agustin Beccar Varela, Country Manager for Mastercard Argentina & Uruguay.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as approximately 1,190 car rental agencies and approximately 326 destination services suppliers with more than 5,690 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About ICBC Argentina

ICBC Argentina is a universal bank that provides financial services through 119 branches and 877 ATMs and Self-Service Terminals in 17 provinces and 3700 employees. It serves 1,000,000 households, 40,700 SMEs and businesses, and 1,820 corporate clients. It is one of the market leaders in pledge loans, electronic banking, leasing and foreign trade. It has more than 4,900 million dollars in assets and 2,500 million dollars in deposits, ranking among the 7 first private banks in Argentina in both rankings.

About Mastercard Incorporated

Mastercard (NYSE: MA), www.mastercard.com, is a technology company in the global payments industry. Our global payments processing network connects consumers, financial institutions, merchants, governments and businesses in more than 210 countries and territories. Mastercard products and solutions make everyday commerce activities - such as shopping, traveling, running a business and managing finances - easier, more secure and more efficient for everyone. Follow us on Twitter @MastercardNews, join the discussion on the Beyond the Transaction Blog and subscribe for the latest news on the Engagement Bureau.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: October 29, 2019